                                                                  SCHEDULE 14F-1

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about August 26, 1997 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Bucyrus International, Inc. (the "Company") to the holders of record of shares of Common Stock, par value $.01 per share, of the Company (the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by the Parent (as defined below) to a majority of the seats on the Board of Directors of the Company (the "Company Board").

     On August 21, 1997, the Company, Bucyrus Acquisition Corp., a Delaware corporation (the "Purchaser"), and American Industrial Partners Acquisition Company, LLC, a Delaware limited liability company and sole owner of the Purchaser (the "Parent"), entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which (i) the Parent has caused the Purchaser to commence a tender offer (the "Offer") for any and all outstanding Shares at a price of $18.00 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), and (ii) upon consummation of the Offer, the Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of the Parent. The Parent and the Purchaser are affiliates of, and are directly or indirectly wholly-owned by, American Industrial Partners Capital Fund II, L.P. ("AIP Capital Fund"), American Industrial Partners II, L.P. ("AIP") and American Industrial Partners Corporation ("AIP Corp."). AIP Capital Fund, AIP and AIP Corp. are referred to as the "AIP Entities."

     The Merger Agreement provides that, promptly after the purchase of a majority of the outstanding Shares pursuant to the Offer, the Parent shall be entitled to designate directors (the "Parent Designees") on the Company Board as will give the Parent representation proportionate to its ownership interest. The Merger Agreement requires the Company to take such action as the Parent may request to cause the Parent Designees to be elected to the Company Board under the circumstances described therein. This Information Statement is required by
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 thereunder.

     The following information is given as of the date of the Schedule 14D-9, August 26, 1997, unless indicated otherwise. You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

     Pursuant to the Merger Agreement, the Purchaser commenced the Offer on August 26, 1997. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, September 23, 1997, unless extended.

     The information contained in this Information Statement concerning the Parent, the Purchaser, the AIP Entities and the individuals listed in Schedule I to this Schedule 14F-1 has been furnished to the Company by the Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

     The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of August 21, 1997, there were 10,534,574 Shares outstanding. The Company Board currently consists of seven members with no vacancies. Each director holds office until such director's successor is elected and qualified or until such director's earlier resignation or removal.

RIGHT TO DESIGNATE DIRECTORS; THE PARENT DESIGNEES

     The Merger Agreement provides that, promptly upon the purchase of any Shares pursuant to the Offer, and from time to time as additional Shares are purchased, the Parent shall be entitled to designate such number of Parent Designees as will give the Parent representation on the Company Board, and on each committee of the Company Board, proportionate to the Parent's ownership interest in the Company. To this end, the Company has agreed to expand the size of the Company Board or to seek the resignation of one or more of the current directors, as requested by the Parent. However, in the event that the Parent's designees are elected to the Company Board, the Company Board must include at least one director who is a director as of the date of execution of the Merger Agreement and who is neither an officer of the Company nor a designee, stockholder, affiliate or associate of the Parent (one or more of such directors being the "Independent Directors"). If no Independent Directors remain, the other directors will designate one person, to fill a vacancy created by resignation of one or more directors, who is neither an officer of the Company nor a designee, stockholder, affiliate or associate of the Purchaser, such person so designated being deemed an Independent Director. The Company's obligation to appoint the Parent's designees to the Company Board is subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Following the election of the Parent Designees, any action to amend or terminate the Merger Agreement on behalf of the Company, to exercise or waive any of the Company's rights, benefits or remedies thereunder, to extend the time for the performance of the Purchaser's or the Parent's obligations thereunder or to take other action by the Company under the Merger Agreement shall be effected only by the action of a majority of the directors of the Company then in office who are Independent Directors.

     The Parent has informed the Company that it will choose the initial Parent Designees from among the persons listed in Annex A to this Schedule 14F-1, which information has been provided to the Company by the Parent and for which the Company takes no responsibility as to the accuracy or completeness. The Parent has informed the Company that each of such individuals has consented to act as a director, if so designated. The information with respect to such individuals on such Annex A is incorporated herein by reference. If necessary, the Parent may choose additional or other Parent Designees, subject to the requirements of Rule 14f-1.

     Based solely on the information provided by the Parent, none of the Parent Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any directors or executive officers of the Company or (iii) to the best knowledge of the Parent, beneficially owns any securities (or rights to acquire such securities) of the Company. The Company has been advised by the Parent that, to the best of the Parent's knowledge, none of the Parent Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the
Schedule 14D-9.

     It is expected that the Parent Designees may assume office at any time following the purchase by the Purchaser of a majority of the outstanding Shares pursuant to the Offer, which purchase cannot be earlier than September 24, 1997, and that, upon assuming office, the Parent Designees will thereafter constitute at least a majority of the Board of Directors.

BOARD OF DIRECTORS

     Directors of the Company are elected annually and hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified. The executive officers of the Company serve at the discretion of the Company Board. The Board held six meetings in 1996. Each director attended at least 75% of the aggregate of (a) the total number of meetings of the Board and (b) the total number of meetings held by all committees of the Board on which the director served during 1996.

     The Board has a standing Audit Committee ("Audit Committee") and a standing Compensation and Management Development Committee (the "Compensation Committee"). In 1996, the Audit Committee consisted of Messrs. Poole, Radecki and Stark. The principal functions performed by the Audit Committee, which met once in 1996, are to meet with the Company's independent public accountants before the annual audit to review procedures and the scope of the audit; to review the results of the audit; to review the financial control mechanisms used by the Company and the adequacy of the Company's accounting and financial controls; and to annually recommend to the Board a firm of independent public accountants to serve as the Company's auditors. The Compensation Committee in 1996 consisted of Messrs. Bartlett and Swansen. The principal functions of the Compensation Committee, which met once in 1996, are to review and make recommendations to the Board concerning (i) the compensation and related benefits of elected officers; (ii) incentive and bonus plans that include elected officers; and (iii) long-range planning for executive development and succession. It also reviews Company policies regarding compensation for senior management and other employees, and establishes and periodically reviews Company policies on management perquisites. In addition, a committee consisting of Messrs. Bartlett and Stark administers the 1996 Employees' Stock Incentive Plan and Non-Employee Directors' Stock Option Plan.

     The Board has no standing nominating committee.

     The following table sets forth, for each of the seven directors of the Company, information as of the date of this Schedule regarding their names, ages, principal occupations, and other directorships in certain companies held by them, and their length of continuous service as a director of the Company. Except as otherwise noted, each director has engaged in the principal occupation or employment and has held the offices shown for more than the past five years. Unless otherwise indicated, each director listed below is a citizen of the United States and the address of such person is the Company's principal executive offices. There are no family relationships among directors and executive officers of the Company.

                                                                                               DIRECTOR
               NAME                       AGE, PRINCIPAL OCCUPATION, AND DIRECTORSHIPS          SINCE
               ----                       --------------------------------------------         --------

Craig Scott Bartlett, Jr..........  Mr. Bartlett, age 63, has been a consultant on banking       1994
                                    matters since 1990, and in conjunction with such
                                    activities was Senior Vice President and Chief Credit
                                    Officer of MTB Bank, a private banking firm, from 1992 to
                                    1994. From 1984 to 1990, he was Executive Vice President,
                                    Senior Lending Officer and Chairman, Credit Policy
                                    Committee, of National Westminster Bank USA. Mr. Bartlett
                                    is a director of MTB Bank, The Bibb Company, Harvard
                                    Industries, Inc., Janus Industries, Inc., and NVR, Inc.
Willard R. Hildebrand.............  Mr. Hildebrand, age 58, has been the President and Chief     1996
                                    Executive Officer of the Company since March 11, 1996.
                                    Mr. Hildebrand was President and Chief Executive Officer
                                    of Great Dane Trailers, Inc. (a privately held
                                    manufacturer of a variety of truck trailers) from 1991 to
                                    1996. Prior to 1991, Mr. Hildebrand held a variety of
                                    sales and marketing positions with Fiat-Allis North
                                    America, Inc. and was President and Chief Operating
                                    Officer from 1985 to 1991.
Frank W. Miller...................  Mr. Miller, age 52, was the Interim President and Chief      1996
                                    Executive Officer of the Company from August 1, 1995 to
                                    March 11, 1996. Mr. Miller is President of Miller
                                    Associates, Inc. ("Miller Associates"), a management
                                    consulting and private investment corporation established
                                    by Mr. Miller in January, 1995. From 1989 to 1994, Mr.
                                    Miller was Vice Chairman and Chief Executive Officer of
                                    Darling International, Inc. Mr. Miller is a director of
                                    Sound Advice and M. F. Horan Company.
Joseph J. Radecki, Jr.............  Since 1990, Mr. Radecki, age 39, has been an Executive       1994
                                    Vice President of Jefferies & Company, Inc., an
                                    investment banking and advisory firm. From 1983 to 1990,
                                    Mr. Radecki was a First Vice President in the
                                    International Capital Markets Group at Drexel Burnham
                                    Lambert, Inc. where he specialized in financial
                                    restructurings and recapitalizations. Mr. Radecki is a
                                    director of Warehouse Entertainment, Inc.


                                                                                                             DIRECTOR
              NAME                              AGE, PRINCIPAL OCCUPATION, AND DIRECTORSHIPS                   SINCE
---------------------------------  -----------------------------------------------------------------------  -----------
F. John Stark, III...............  Since 1990, Mr. Stark, age 38, has been a Senior Vice President,               1994
                                   General Counsel and portfolio manager of the Special Investments
                                   Portfolio for PPM America, Inc., an investment management company. Mr.
                                   Stark is also a Senior Managing Director of the PPM America Special
                                   Investments Fund, L.P. From 1989 to 1990, Mr. Stark was employed by
                                   Washington Square Capital. From 1986 to 1989 he was Chief Operating
                                   Officer and General Counsel of Rubber Research Elastomerics, Inc. in
                                   Minneapolis, Minnesota, and from 1984 to 1986 he was employed by the law firm of Briggs and Morgan in Minneapolis, Minnesota. Mr. Stark is a
                                   director of PPM America, Inc.
Russell W. Swansen...............  Mr. Swansen, age 40, has been President of PPM America, Inc. since             1994
                                   1990. From 1987 to 1990, Mr. Swansen was an Executive Vice President of
                                   Washington Square Capital, a financial services subsidiary of NWNL Co., where he headed its investment advisory division and was a director of
                                   Washington Square Mortgage Company, a residential mortgage banking firm. Mr. Swansen is a director of PPM America, Inc.
Armour F. Swanson................  Mr. Swanson, age 65, currently serves as Acting President and Chief            1997
                                   Executive Officer of Carolina Steel Corporation (on an interim basis)
                                   and was previously President and Chief Executive Officer of Zenith
                                   Sintered Products, Inc. (a privately held manufacturer of powder metal components) from 1985 to 1995. From 1983 to 1985, Mr. Swanson was
                                   President of Universal Instruments Division of Dover Corporation and
                                   from 1980 to 1983 he was President of Waukesha Bearings Division of
                                   Dover Corporation.

     Approximately 40% of the Shares are owned by Jackson National Life Insurance Company ("JNL"), an indirect, wholly-owned subsidiary of Prudential Corporation plc, a corporation organized under the laws of the United Kingdom ("Prudential"). Three of the seven current members of the Company Board (Messrs. Radecki, Stark and Swansen) were selected by JNL prior to December 14, 1994 to serve as directors of the Company in connection with the Company's 1994 reorganization under Chapter 11 of the United States Bankruptcy Code (the "Chapter 11 Reorganization") and two of these individuals (Messrs. Stark and Swansen) are employees of another subsidiary of Prudential. Mr. Radecki is an employee of Jefferies & Company, Inc. ("Jefferies"), financial adviser to the Company in connection with the Marion Acquisition (as hereinafter defined) and the Merger.

     The Merger Agreement contemplates that, following completion of the Offer, the Company will take steps, consistent with applicable law, either to increase the size of the Company Board, or encourage the resignation of existing directors, thereby creating vacancies on the Company Board consistent with the percentage of Shares then owned by the Parent (and increased thereafter if such percentage should increase, in all cases rounded up to the next whole number) and to cause nominees designated by the Parent to be considered to fill such vacancies. Accordingly, following completion of the Offer, a majority of the Company Board may be designees of the Parent.

EXECUTIVE OFFICERS

     Set forth below are the names, ages and present occupation of all executive officers of the Company. Executive officers named therein (the "named executive officers") are elected annually and serve at the pleasure of the Company Board. Mr. Hildebrand is employed under a three-year employment agreement, which automatically renews for additional one-year terms subject to the provisions of the agreement.

Messrs. Mackus, Onsager, Phillips, Smoke, and Sullivan are each employed under one-year employment agreements which automatically renew for additional one-year terms subject to the provisions thereof.

                                                                                            EMPLOYED BY
                                                                                            THE COMPANY
               NAME                             AGE, POSITION, AND BACKGROUND                  SINCE
               ----                             -----------------------------               -----------

Willard R. Hildebrand.............  Mr. Hildebrand, age 58, has served as President and        1996
                                    Chief Executive Officer since he joined the Company in
                                    March 1996. Biographical information for Mr.
                                    Hildebrand is set forth above under "Directors."
Craig R. Mackus...................  Mr. Mackus, age 45, has served as Secretary since May      1974
                                    1996 and as Controller since February 1988. Mr. Mackus
                                    was Division Controller and Assistant Corporate
                                    Controller from 1985 to 1988, Manager of Corporate
                                    Accounting from 1981 to 1982 and 1984 to 1985, and
                                    Assistant Corporate Controller of Western Gear
                                    Corporation from 1982 to 1984.
Michael G. Onsager................  Mr. Onsager, age 43, has served as Vice President --       1976
                                    Engineering since September 1996. He was Chief
                                    Engineer -- Advanced Technology Development from 1995
                                    to September 1996, Assistant Chief Engineer from 1990
                                    to 1993 and 1994 to 1995, and Parts Product Manager
                                    from 1993 to 1994.
Thomas B. Phillips................  Mr. Phillips, age 51, has served as Vice President --      1970
                                    Materials since March 1996. He was Director of
                                    Materials from 1986 to 1996, Manufacturing Manager
                                    from June 1986 to October 1986, and Materials Manager
                                    from 1983 to 1986.
Daniel J. Smoke...................  Mr. Smoke, age 48, has served as Vice President and        1996
                                    Chief Financial Officer since he joined the Company in
                                    November 1996. Mr. Smoke was Vice President Finance
                                    and Chief Financial Officer of Folger Adam Company
                                    from 1995 to 1996. From 1986 to 1994, Mr. Smoke held a
                                    variety of financial and operating positions with
                                    Eagle Industries, Inc.
Timothy W. Sullivan...............  Mr. Sullivan, age 44, has served as Vice President --      1976
                                    Marketing since April 1995. He was the Director of
                                    Business Development in 1994, Director of Parts Sales
                                    and Subsidiary Operations from 1990 to 1994, and
                                    Product Manager of Electric Mining Shovels and
                                    International Sales from 1986 to 1990.


COMPENSATION OF DIRECTORS

     Directors of the Company, other than full time employees, currently receive $2,500 each month, regardless of whether meetings are held or the number of meetings held. Messrs. Stark and Swansen have declined to accept any fees. For the period January 1, 1996 to March 10, 1996, JNL directed that Messrs. Swansen's and Stark's $2,000 monthly fees be paid by the Company to Jefferies, of which Mr. Radecki is Executive Vice President. For the period March 11, 1996 to December 31, 1996, JNL directed that Messrs. Swansen's and Stark's $2,500 monthly fees be paid by the Company to Miller Associates, of which Mr. Miller is President. No fees are paid for attendance at committee meetings, except for Mr. Bartlett, who was paid $13,000 during 1996, at the rate of $1,000 per day for the period January 1, 1996 to March 31, 1996, and $1,500 per day for the period April 1, 1996 to December 31, 1996, for services performed as a member of certain committees of the Board. Directors are also reimbursed for out-of-pocket expenses.

     In accordance with the terms of a non-employee directors' stock option plan (the "Stock Option Plan"), each person who was a director on the effective date of the Stock Option Plan automatically received an option (a "Stock Option" or "Option") to acquire 2,000 Shares. The Stock Option Plan further provides that each person who was not a director on the effective date of the Stock Option Plan automatically receives an Option for 2,000 Shares when first elected as a non-employee director of the Company. In addition to the compensation described above, each director who was not a full time employee of the Company automatically received an Option for 2,000 Shares at an exercise price of $6.00 per Share on February 16, 1995, an Option for 2,000 Shares on February 8, 1996 at an exercise price of $9.25 per Share and an Option for 2,000 Shares on February 5, 1997 at an exercise price of $7.50 per Share, Pursuant thereto, Mr. Miller was granted an Option for 2,000 Shares on March 11, 1996 at an exercise price of $9.00 per Share, and Mr. Swanson was granted an Option for 2,000 shares on April 30, 1997 at an exercise price of $9.375 per Share. Subsequent to the initial grant, each non-employee director (who continues to serve in such capacity) automatically receives an Option to purchase an additional 2,000 Shares on the date of the first Board meeting of each calendar year for as long as the plan remains in effect. Notwithstanding the above, Messrs. Stark and Swansen have declined to accept any Options under the Stock Option Plan. The exercise price for all Options granted under the Stock Option Plan is equal to the last sale price of the Shares on The Nasdaq Stock Market on the date of grant. Options granted to non-employee directors under the Stock Option Plan terminate on the earlier of (a) ten years after the date of grant, (b) six months after the non-employee director ceases to be a director by reason of death, or (c) a time equal to the non-employee director's length of service on the Board if the non-employee director ceases to be a director for any reason other than death.

     The Merger Agreement provides that all issued and outstanding Stock Options and stock appreciation rights ("SARs") will be cancelled upon the effective date of the Merger and, regardless of whether such Stock Options or SARs have then vested in the holders thereof or are exercisable, the holders will receive cash equal to the difference between the Stock Option exercise price or SAR per Share base price, as the case may be, and the Offer Price multiplied by the number of Options or SARs held.

                             PRINCIPAL STOCKHOLDERS

     The table below sets forth the beneficial ownership as of June 30, 1997, of the outstanding Common Stock by each director, each of the executive officers named in the Summary Compensation Table, and by all directors and executive officers of the Company as a group, and by each person who is known to the Company to be the beneficial owner of five percent or more of the outstanding Common Stock.

     Following consummation of the Merger, the Company will have a single stockholder, the Parent, whose business address is One Maritime Plaza, Suite 2525, San Francisco, CA 94111.

                                                               AMOUNT AND NATURE OF      PERCENT OF
                      BENEFICIAL OWNER                        BENEFICIAL OWNERSHIP(1)     CLASS(2)
                      ----------------                        -----------------------    ----------
Craig Scott Bartlett, Jr.(3)................................            6,000                     *
Willard R. Hildebrand(4)....................................          500,000                   4.7%
Craig R. Mackus(5)..........................................              972                     *
Frank W. Miller(3)..........................................            4,500                     *
Michael G. Onsager(5).......................................                0                    --
Thomas B. Phillips(5).......................................                0                    --
Joseph J. Radecki, Jr.(3)...................................            6,000                     *
Daniel J. Smoke(6)..........................................           30,000                     *
F. John Stark, III(7).......................................                0                    --
Timothy W. Sullivan(5)......................................              324                     *
Russell W. Swansen(8).......................................                0                    --
Armour F. Swanson(3)........................................            2,100                     *
All directors and executive officers as a group (12
  persons)..................................................          549,896                   5.1%
Jackson National Life Insurance Company(9)..................        4,228,382                  40.1%
SSP, Inc. and Greycliff Partners(10)........................        1,160,979                  11.0%
Franklin Resources, Inc.(11)................................          774,899                   7.4%

---------------

(1) Unless otherwise noted, amounts indicated reflect Shares as to which the beneficial owner possesses sole voting and dispositive powers. Also included are Shares subject to Stock Options if such Options are exercisable within 60 days of the date of this Schedule.

(2) Percentage of total number of Shares outstanding, plus, for each individual owning Options and for the group, the assumed exercise of that number of Options which are included in the total number of Shares beneficially owned by them. Asterisk denotes less than 1%.

(3) Includes Options granted under the Non-Employee Directors' Stock Option Plan as follows: for Messrs. Bartlett and Radecki -- 6,000 Options each; for Mr. Miller -- 4,000 Options; for Mr. Swanson -- 2,000 Options.

(4) Includes 200,000 Shares subject to the exercise of Options under the Stock Incentive Plan, as well as 266,667 Restricted Shares issued under the Stock Incentive Plan over which Mr. Hildebrand holds sole voting power.

(5) For each of Messrs. Mackus, Onsager, Phillips and Sullivan, does not include 30,000 Options granted under the Stock Incentive Plan on February 5, 1997 at an exercise price of $7.50 per Share. These Options are not currently exercisable, but will be purchased upon consummation of the Merger for cash at the difference between the Offer Price of $18.00 per Share and the exercise price, multiplied by the number of Options held.

(6) Includes 30,000 Options granted under the Stock Incentive Plan on November 7, 1996 at an exercise price of $8.75 per Share. These Options are not currently exercisable, but will become fully exercisable upon a change-in-control transaction (including the Merger). These options will be purchased upon consummation of the Merger for cash at the difference between the Offer Price of $18.00 per Share and the exercise price, multiplied by the number of Options held.

(7) Mr. Stark is a director and an officer of PPM America, Inc., which is deemed to be the beneficial owner of 4,228,382 Shares. Mr. Stark disclaims beneficial ownership of all such Shares.

(8) Mr. Swansen is a director and an officer of PPM America, Inc., which is deemed to be the beneficial owner of 4,228,382 Shares. Mr. Swansen disclaims beneficial ownership of all such Shares.

(9) JNL's address is 5901 Executive Drive, Lansing, MI 48911-5333. According to a Schedule 13D ("13D") statement dated December 23, 1994, as amended by Amendments No. 1 and No. 2 and No. 3 thereto, dated April 4, 1995, March 11, 1996 and August 5, 1997, respectively, (i) JNL shares voting power and dispositive power with PPM America, Inc. over all such Shares; (ii) PPM America, Inc. serves as the investment advisor to JNL pursuant to a Discretionary Investment Management Agreement between JNL and PPM America, Inc. dated as of April 14, 1993; and (iii) JNL and PPM America, Inc. are both indirect, wholly-owned subsidiaries of Prudential Corporation plc, a corporation organized under the laws of the United Kingdom. JNL has granted the Purchase Option to the Parent as provided in the Merger Agreement and Stockholder Agreement.

(10) SSP, Inc.'s address is 3801 Kennett Pike, Wilmington, DE 19807 and Greycliff Partners' address is 89 Headquarters Plaza, Morristown, NJ 07960. According to a 13D dated June 16, 1995, Greycliff Partners shares voting and dispositive power over 1,160,979 Shares with Mikael Salovaara and Alfred C. Eckert, III, its general partners. The 13D also states that Greycliff Partners is the investment advisor for and shares voting and dispositive power with the South Street Corporate Recovery Fund I, L.P., the South Street Leveraged Corporate Recovery Fund, L.P. and the South Street Corporate Recovery Fund I (International), L.P. (collectively the "South Street Funds"), except that such powers held by Greycliff Partners are subject to the supervision and control of the South Street Funds' respective general partners. Such funds share voting and dispositive power over 914,908 Shares, 223,297 Shares and 22,774 Shares, respectively. The 13D also states that SSP, Inc., the ultimate general partner for both the South Street Corporate Recovery Fund I, L.P. and the South Street Leveraged Corporate Recovery Fund, L.P., shares voting and dispositive power over 1,138,205 Shares, and that SSP International, Inc., the ultimate general partner for the South Street Corporate Recovery Fund I

     (International), L.P., shares voting and dispositive power over 22,774 Shares. Notwithstanding the above reference to Greycliff Partners, it is the Company's understanding that since the filing of the 13D, SSP, Inc. has assumed direct responsibility for exercising the voting and dispositive power over the South Street Corporate Recovery Fund I, L.P. and the South Street Leveraged Corporate Recovery Fund, L.P. All such Shares over which Greycliff Partners and the other parties described herein share beneficial ownership were acquired upon the conversion of certain debt securities of the Company during the pendency of the Chapter 11 Reorganization. JNL has objected to the proofs of claim filed with the Bankruptcy Court by the indenture trustees for the debt securities to the extent that such proofs of claim related to debt securities beneficially owned by the South Street Funds. As a result of such objection, the Company believes that the Shares beneficially owned by the South Street Funds are being held in escrow pursuant to an agreement between JNL and the South Street Funds pending further order of the Bankruptcy Court with respect to JNL's objection.

(11) Franklin Resources, Inc.'s address is 777 Mariners Island Blvd., San Mateo, CA 94404. Includes 741,331 Shares beneficially owned by Age High Income Fund. Age High Income Fund, a Colorado organization, is a subsidiary of Franklin Resources, Inc., a Delaware corporation. According to the Schedule 13G statement dated February 12, 1996 filed with the Commission by Franklin Resources, Inc. and Age High Income Fund (i) Franklin Resources, Inc. has shared dispositive power over and sole voting power over 774,899 Shares; and (ii) Age High Income Fund has sole voting power over, shared dispositive power over, the right to receive dividends from and the right to receive proceeds from the sale of 741,331 Shares.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth certain information for each of the last three fiscal years concerning compensation awarded to, earned by or paid to each person who served as the Company's Chief Executive Officer during fiscal 1996 and each of the four most highly compensated executive officers other than the Chief Executive Officer who were in office on December 31, 1996. The persons named in the table are sometimes referred to herein as the "named executive officers."

                                                                 LONG-TERM COMPENSATION
                                                                         AWARDS
                                                                 -----------------------
                                                                 RESTRICTED
                                       ANNUAL COMPENSATION(1)      STOCK      SECURITIES    ALL OTHER
      NAME AND PRINCIPAL               -----------------------     AWARDS     UNDERLYING   COMPENSATION
           POSITION             YEAR     SALARY       BONUS         (2)       OPTIONS(#)       (3)
      ------------------        ----     ------       -----      ----------   ----------   ------------
WILLARD R. HILDEBRAND.........  1996     $323,816     $200,000   $2,700,000    200,000       $265,931
President and Chief
Executive Officer

FRANK W. MILLER...............  1996      (4)               --           --         --             --
Interim President and           1995      (4)               --           --         --             --
Chief Executive Officer(4)

CRAIG R. MACKUS...............  1996     $123,000     $ 26,975           --         --       $  4,090
Secretary and Controller        1995      114,900       10,000           --         --          3,732
                                1994      105,030           --           --         --          3,447

MICHAEL G. ONSAGER............  1996     $101,672     $ 22,666           --         --       $  3,336
Vice President Engineering      1995       80,361           --           --         --          2,617
                                1994       70,255           --           --         --          2,291

THOMAS B. PHILLIPS............  1996     $119,168     $ 26,976           --         --       $  4,299
Vice President Materials        1995      104,202       10,000           --         --          3,833
                                1994       97,096           --           --         --          3,397

TIMOTHY W. SULLIVAN...........  1996     $128,004     $ 34,644           --         --       $  4,260
Vice President Marketing        1995      114,932       10,000           --         --          4,124
                                1994      102,507           --           --         --          3,362

---------------

(1) Certain personal benefits provided by the Company to the named executive officers are not included in the table. The aggregate amount of such personal benefits for each named executive officer in each year reflected in the table did not exceed the lesser of $50,000 or 10% of the sum of such officer's salary and bonus in each respective year.

(2) Represents the market value on the date of grant of restricted Shares ("Restricted Shares") granted under the 1996 Employees' Stock Incentive Plan (the "Stock Incentive Plan"). At the end of the last fiscal year, the number and value (based on the fiscal year-end closing price of $8.75 per Share) of the aggregate holdings of Restricted Shares of the named individual were 300,000 and $2,625,000, respectively. Of the 300,000 Restricted Shares, 33,333 vested on March 11, 1997, 33,333 will vest on March 11, 1998, and 33,334 will vest on March 11, 1999. The remaining 200,000 Restricted Shares vest under a Time Accelerated Restricted Stock Agreement, which provides for vesting in eight years (assuming continued employment, with certain exceptions) and provides for earlier release in the third, fourth, and fifth years if certain earnings targets are reached by the Company. Dividends are payable on the Restricted Shares at the same rate as on Shares that are not Restricted Shares. The Merger Agreement provides that all issued and outstanding Stock Options and SARs will be cancelled upon the effective date of the Merger and, regardless of whether such Stock Options or SARs have then vested in the holders thereof or are exercisable, the holders will receive cash equal to the difference between the Stock Option exercise price or SAR per Share base price, as the case may be, and the Offer Price. The

    Restricted Shares are considered issued and outstanding and, pursuant to the Merger Agreement, will be purchased in the Offer at the Offer Price whether or not vested.

(3) "All Other Compensation" includes the employer match under the Company's 401(k) savings plan for 1996, 1995, and 1994, respectively: Mr. Hildebrand ($4,750), Mr. Mackus ($3,690, $3,403, $3,151), Mr. Onsager ($3,050, $2,411,
    $2,108), Mr. Phillips ($3,262, $2,961, $2,913), and Mr. Sullivan ($3,840,
    $3,798, $3,075); life insurance premium payments for 1996, 1995 and 1994, respectively: Mr. Hildebrand ($2,775), Mr. Mackus ($400, $329, $296), Mr. Onsager ($286, $206, $183), Mr. Phillips ($1,037, $872, $484), and Mr.
    Sullivan ($420, $326, $287); and payments made in 1996 in connection with employment agreements to Mr. Hildebrand ($258,406 including a relocation allowance of $187,021 and a pension benefit of $71,385).

(4) Mr. Miller became Interim President and Chief Executive Officer pursuant to a Management Agreement (the "Management Agreement"), dated July 21, 1995, as amended, between the Company and Miller Associates. Amounts paid by the Company under the Management Agreement were paid to Miller Associates and Mr. Miller was separately compensated by Miller Associates. Pursuant to the Management Agreement, Mr. Miller served as Interim President and Chief Executive Officer until March 11, 1996 when Mr. Hildebrand was appointed as President and Chief Executive Officer by the Board.

OPTION GRANTS TABLE

     The following table shows all individual grants of Stock Options and SARs under the Stock Incentive Plan to the named executive officers during 1996:

                                    NUMBER OF      % OF TOTAL
                                   SECURITIES     OPTIONS/SARS
                                   UNDERLYING      GRANTED TO      EXERCISE OR                   GRANT DATE
                                  OPTIONS/SARS    EMPLOYEES IN   BASE PRICE PER    EXPIRATION     PRESENT
              NAME                 GRANTED (#)        1996       SHARE ($/SH)(1)      DATE      VALUE ($)(2)
              ----                -------------   ------------   ---------------   ----------   ------------
W. R. Hildebrand................      200,000(3)       71%        $      5.0875    3/10/2006     $1,310,000

---------------

(1) The market price of the Shares on the date of grant, March 11, 1996, was $9.00 per Share.

(2) Present value is determined as of the grant date, March 11, 1996, using the Black-Scholes Model. This is a theoretical value for the Stock Options which was constructed with the following underlying assumptions: a five year expected period to time of exercise; a risk free rate of return of 6.34%; an expected dividend yield of 0%; and a calculated volatility of 66.82%. The amount realized from a Stock Option ultimately depends on the market value of the stock at a future date. Pursuant to the Merger Agreement, all Options will be canceled in exchange for a cash payment equal to the difference between the Offer Price and the exercise price of such Options. In respect of the Options held by Mr. Hildebrand, the amount to be received will be $2,582,500 at the Offer Price of $18.00 per Share.

(3) Non-qualified Stock Options.

     Executive officers of the Company are eligible to receive Stock Options, SARs, Restricted Shares, and other awards under the Stock Incentive Plan. An award of 30,000 Stock Options and 50,000 SARs was made to Mr. Daniel Smoke, the Company's chief financial officer, upon his hiring in November, 1996, and on February 5, 1997 the Board approved the award of Stock Options to various employees, including the named executive officers (but not including Mr. Hildebrand and Mr. Smoke). Pursuant to the Merger Agreement, all Options and SARs will be canceled in exchange for a cash payment equal to the difference between the Offer Price and the exercise price of such Options or per Share base price of the SARs.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION/SAR VALUES

     The following table provides certain information about Stock Option exercises and year-end values of Stock Options held by Mr. Hildebrand, who is the only named executive officer who held Stock Options during the fiscal year ended December 31, 1996.

                                                             NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                            UNDERLYING UNEXERCISED             IN-THE-MONEY
                                   SHARES                   OPTIONS/SARS AT FISCAL            OPTIONS/SARS AT
                                  ACQUIRED      VALUE            YEAR END (#)             FISCAL YEAR END(1) ($)
                                 ON EXERCISE   REALIZED   ---------------------------   ---------------------------
             NAME                    (#)         ($)      EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
             ----                -----------   --------   -----------   -------------   -----------   -------------
Willard R. Hildebrand..........       0          N/A        200,000           0          $732,500          N/A

---------------

(1) Based on the $8.75 per Share market value of the Common Stock on December 31, 1996, determined with reference to the last sale price of the Common Stock on that date as reported on The Nasdaq Stock Market. Options are "in-the-money" if the fair market value of the stock on the date indicated exceeds the exercise price.

PENSION PLAN TABLE

     The following table sets forth the estimated annual benefits payable on a straight life annuity basis (prior to offset of one-half of estimated Social Security benefits) to participating employees, including officers, upon retirement at normal retirement age for the years of service and the average annual earnings indicated under the Company's defined benefit pension plan.

                                                              YEARS OF SERVICE
                                            ----------------------------------------------------
              RENUMERATION                     35         30         25         20         15
              ------------                  --------   --------   --------   --------   --------
$125,000.................................   $ 76,563   $ 65,625   $ 54,688   $ 43,750   $ 32,813
 150,000.................................     91,875     78,750     65,625     52,500     39,375
 175,000.................................    107,188     91,875     76,563     61,250     45,938
 200,000.................................    122,500    105,000     87,500     70,000     52,500
 225,000.................................    137,813    118,125     98,438     78,750     59,063
 250,000.................................    153,125    131,250    109,375     87,500     65,625
 300,000.................................    183,750    157,500    131,250    105,000     78,750
 400,000.................................    245,000    210,000    175,000    140,000    105,000
 450,000.................................    275,625    236,250    196,875    157,500    118,125
 500,000.................................    306,250    262,500    218,750    175,000    131,250

     Covered compensation for purposes of the Company's defined benefit pension plan consists of the average of a participant's highest total salary and bonus (excluding compensation deferred pursuant to any non-qualified plan) for a consecutive five year period during the last ten calendar years of service prior to retirement.

     The years of credited service under the defined benefit pension plan for each of the named executive officers are as follows: Mr. Hildebrand (0), Mr. Mackus (17), Mr. Onsager (17), Mr. Phillips (20) and Mr. Sullivan (18).

     Sections 401(a)(17) and 415 of the Internal Revenue Code of 1986, as amended, limit the annual benefits which may be paid from a tax-qualified retirement plan. As permitted by the Employee Retirement Income Security Act of 1974, the Company has supplemental plans which authorize the payment out of general funds of the Company of any benefits calculated under provisions of the applicable retirement plan which may be above the limits under these sections.

         BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee of the Company Board, subject to the approval of the Company Board, is responsible for the compensation packages offered to the Company's executive officers, including the Chief Executive Officer (the "CEO") and the named executive officers. Prior to March 11, 1996, the Compensation Committee consisted of Messrs. Bartlett and Stark; since March 11, 1996, the Compensation Committee consists of Messrs. Bartlett and Swansen.

EXECUTIVE COMPENSATION

     The Compensation Committee, in consultation with the CEO, establishes base salaries for the executive officers of the Company which the Company believes are commensurate with their respective responsibilities, position, and experience. Consideration is also given to the compensation levels of similarly situated personnel of other companies in the industry where such information is available. When making adjustments in base salaries, the Compensation Committee generally considers the foregoing factors as well as corporate financial performance and return to stockholders. In individual cases where appropriate, the Compensation Committee also considers nonfinancial performance measures, such as increases in market share, manufacturing efficiency gains, improvements in product quality, and improvements in relations with customers, suppliers, and employees. Executive officer base salaries are reviewed annually. The Compensation Committee generally begins its review by analyzing the current base salaries of the executive officers. Based on such review, the corporate performance of the Company, the individual contributions of the executive officers, and the factors discussed above, the Compensation Committee then recommends approval of its determinations to the Company Board.

     Executive officers and other Company employees participated in the 1996 Management Incentive Plan. Under the 1996 Management Incentive Plan, the Compensation Committee established a management incentive budget based on budgeted earnings before interest expense, taxes, depreciation and amortization ("EBITDA") and, in consultation with the CEO, established target incentive bonus percentages of between 10% and 30% of base salary for executive officers (other than the CEO, whose target incentive bonus percentage is established pursuant to his employment agreement -- see "Chief Executive Officer Compensation," below) and certain employees. These targeted percentages were adjustable pursuant to a formula based on a range of values whereby the target incentive bonus percentage would be zero (and no bonuses would be paid) if actual EBITDA was less than 90% of budgeted EBITDA, and a maximum bonus of two times the target incentive bonus percentage would be paid if actual EBITDA was 150% or more of budgeted EBITDA. In 1996, the Company's actual EBITDA exceeded budgeted EBITDA, and the target incentive bonus percentages were increased by approximately 9%. After target bonus amounts were established, actual bonuses were further adjusted, again in consultation with the CEO, based on the achievement of preestablished individual performance objectives. Various employees, including the named executive officers, received bonuses under the 1996 Management Incentive Plan.

CHIEF EXECUTIVE OFFICER COMPENSATION

     The base salary and certain awards under the Stock Incentive Plan for Mr. Hildebrand, the Company's CEO, were established by negotiation between the Company and Mr. Hildebrand at the time he was hired in 1996 and are set forth in an employment agreement between the Company and Mr. Hildebrand. The factors recited in the first paragraph above under "Executive Compensation," were considered by the Compensation Committee and the Company Board in these negotiations.

     Mr. Hildebrand also participated in the 1996 Management Incentive Plan on the same basis as the other employees who participated. Mr. Hildebrand's target incentive bonus percentage of 50% of base salary was established pursuant to his employment agreement. No individual performance adjustment was made for Mr. Hildebrand.

INTERNAL REVENUE CODE SECTION 162(M)

     Under Section 162(m) of the Internal Revenue Code, the tax deduction by certain corporate taxpayers, such as the Company, is limited with respect to compensation paid to certain executive officers unless such compensation is based on performance objectives meeting specific regulatory criteria or is otherwise excluded from the limitation. The compensation package of Mr. Hildebrand, the Company's CEO, does not so qualify, nor does the 1996 Management Incentive Plan meet the regulatory criteria for exclusion from the limitation. Where practical, the Compensation Committee intends to qualify compensation paid to the Company's executive officers in order to preserve the full deductibility thereof under Section 162(m), although the Compensation Committee reserves the right in individual cases to cause the Company to enter into compensation arrangements which may result in some compensation being nondeductible under Code Section 162(m).
                                          BUCYRUS INTERNATIONAL, INC.
                                          COMPENSATION COMMITTEE

                                          C. Scott Bartlett, Jr.
                                          F. John Stark, III (prior to March 11,
                                          1996)
                                          Russell W. Swansen (from March 11,
                                          1996)

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     From July 25, 1995 to March 11, 1996, the Compensation Committee consisted of Messrs. Bartlett and Stark. The Compensation Committee now consists of Messrs. Bartlett and Swansen. Mr. Swansen is an Executive Officer of PPM America, Inc., an affiliate of JNL, owner of approximately 40% of the outstanding Shares. JNL is also a holder of approximately $63,963,000 face amount of Secured Notes.

                            PERFORMANCE INFORMATION

     The following graph compares the Company's cumulative total stockholder return with the cumulative total return of the Standard & Poor's 500 Stock Index and the Machinery (Diversified) Subgroup of the Standard & Poor's 500 Stock Index. The graph assumes $100 was invested on December 31, 1994 and assumes the reinvestment of dividends. The companies currently in the Machinery (Diversified) Subgroup are Case Corp., Caterpillar, Inc., Cincinnati Milacron, Cooper Industries, Deere & Co., Dover Corporation, Harnischfeger Industries, Ingersoll-Rand, NACCO Industries and Timken Co. Data for only 1995 and 1996 is presented since the Common Stock did not begin to publicly trade until December 22, 1994.

                     COMPARISON OF CUMULATIVE TOTAL RETURN
      AMONG BUCYRUS INTERNATIONAL, INC., STANDARD & POOR'S 500 STOCK INDEX
                   AND MACHINERY (DIVERSIFIED) SUBGROUP INDEX

                                      LOGO

                                                                    DECEMBER 31,
                                                                --------------------
                                                                1994    1995    1996
                                                                ----    ----    ----
S&P 500 Stock Index.........................................    $100    $137    $169
Machinery (Diversified) Subgroup Index......................     100     124     154
Bucyrus International, Inc..................................     100     116     125

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

TRANSACTIONS WITH MANAGEMENT

     The Company entered into the Management Agreement with Miller Associates, pursuant to which the Company engaged Miller Associates to provide certain management services, including those of Mr. Miller as Interim President and Chief Executive Officer and James D. Annand as Interim Chief Financial Officer. Mr. Miller is the President of Miller Associates.

     The Management Agreement provided that Messrs. Miller and Annand and certain other employees of Miller Associates (the "Project Team") would provide management services and expertise to the Company and manage the operations of the Company commencing on August 2, 1995 until terminated by the Company as described below. Pursuant to the Management Agreement, the Company agreed to pay Miller Associates a monthly fee of $65,000 for each of August and September 1995 and $55,000 for each month thereafter until the Company hired a new chief executive officer and such person commenced employment with the Company. The Company also agreed to reimburse Miller Associates for all reasonable out-of-pocket expenses incurred by Miller Associates in connection with the Project Team's performance under the Management Agreement. The Management Agreement further provided that neither Mr. Miller or Mr. Annand, nor any other employee of Miller Associates, would be considered an employee of the Company and that Miller Associates would be responsible for payment of compensation, disability benefits and unemployment insurance, and for the payment and withholding of payroll taxes. The Management Agreement was terminated with the hiring of Mr. Hildebrand as President and Chief Executive Officer on March 11, 1996. As provided by the Management Agreement, following the termination thereof, Mr. Annand remained as Interim Chief Financial Officer through August 1996. The total cost to the Company in 1996 for these services was approximately $268,000.

EMPLOYMENT AGREEMENTS; CHANGE OF CONTROL

     The Company has entered into employment agreements with all of the named executive officers. These agreements govern the compensation, benefits and treatment upon termination under various circumstances, including voluntary termination by either party, or termination by reason of retirement, death or disability, or in the event of a change of control, as those terms are defined in the agreements. Each employment agreement automatically renews for a one year term upon the expiration of its initial term and any subsequent terms, unless two months' written notice is given by either party of intent to terminate at the end of that term. Each employment agreement may be terminated by either the Company or the executive at any time by giving notice as required under the agreement; provided, however, that if the named executive officer is terminated by the Company without cause at any time, or if the executive terminates his employment with good reason in connection with a change in control, as those terms are defined in the agreement, then the executive will be entitled to certain severance benefits as described in that executive's individual agreement. Finally, each agreement imposes confidentiality restrictions on the executive and places restrictions on the executive's involvement in activities that may compete with the Company both during employment and following termination. Violation of such confidentiality and non-competition provisions, or other termination for cause, as defined in the agreements, may result in forfeiture of severance and other benefits that may otherwise accrue. Individual compensation, benefits and other salient features of each agreement are described below. The consummation of the Merger and the transactions contemplated under the Merger Agreement constitute a change in control for purposes of these agreements.

     Mr. Hildebrand serves as President and Chief Executive Officer under a three-year employment agreement with the Company, dated March 11, 1996. Mr. Hildebrand's base salary is $400,000 per year, subject to increase at the discretion of the Board, and he is eligible to participate in the Company's Management Incentive Plan ("Bonus Plan"), which, in Mr. Hildebrand's case, provides for an annual cash incentive bonus equal to 50% of base salary in the event of achievement of targeted performance and a maximum of 100% of base salary in the event of exceptional performance, as determined in accordance with the Bonus Plan. In addition, Mr. Hildebrand was granted 300,000 Restricted Shares and Options for 200,000 Shares exerciseable at 55% of the market price of the Shares on the date of the grant. Mr. Hildebrand is entitled to participate in the Company's employee benefit plan for senior executives and provided other fringe benefits, such as club membership, vacation and the use of a Company car. Finally, Mr. Hildebrand's employment agreement provided for one-time payments to compensate him for lost retirement benefits and to reimburse him for costs associated with the relocation of his residence.

     Mr. Smoke serves as Chief Financial Officer under a one-year employment agreement with the Company, dated November 7, 1996. Mr. Smoke's base salary is $175,000 per year, subject to increase at the discretion of the Board, and he is eligible to participate in the Bonus Plan, which, in Mr. Smoke's case, provides for an annual cash incentive bonus equal to 35% of base salary in the event of achievement of targeted performance and a maximum of 70% of base salary in the event of exceptional performance, as determined in accordance with the Bonus Plan. In addition, Mr. Smoke was granted Options for 30,000 Shares, as well as SARs to 50,000 Shares. Mr. Smoke is entitled to participate in the Company's employee benefit plan for senior executives and provided other fringe benefits, such as club membership, vacation and the use of a Company car. Finally, Mr. Smoke's employment agreement provides for one-time payments to reimburse him for costs associated with the relocation of his residence.

     Messrs. Sullivan, Mackus, Phillips and Onsager each serve under similar one-year employment agreements with the Company dated May 21, 1997. Each of these agreements provides for the executive's position and base salary, which is subject to merit increases in accordance with the Company's normal salary merit increase review policy. In addition, the executive is entitled to participate in such employee and fringe benefits plans as the Company provides to other similarly situated management employees.

     The Merger Agreement provides that all issued and outstanding Stock Options and SARs will be cancelled upon the effective date of the Merger and, regardless of whether such Stock Options or SARs have then vested in the holders thereof or are exercisable, the holders will receive cash equal to the difference between the Stock Option exercise price or SAR per Share base price, as the case may be, and the Offer Price.

     Consummation of the Offer and the Merger will constitute a change in control under employment agreements with executive officers of the Company. Under certain circumstances constituting an actual or constructive termination of employment within 6 months before, or 24 months after, a change of control, the Company is obligated to pay Mr. Hildebrand's base salary for the greater of
(i) the remainder of the employment term, or (ii) one (1) year. In addition, Mr. Hildebrand is to receive the average of the bonus compensation paid to him in the past two (2) years, or if bonus compensation has been paid for one (1) year or less preceding the termination of employment, a fractional share of such bonus. Under certain circumstances constituting an actual or constructive termination of employment within 6 months after a change of control, the Company is obligated to pay Mr. Smoke's base salary and insurance benefits for a period of 18 months following the termination of employment. The agreements with each of Messrs. Hildebrand and Smoke provide that if any compensation which would be payable under the agreement contingent on a change in control would result in the imposition of an excise tax on them pursuant to the Internal Revenue Code or in the non-deductibility of such compensation by the Company for Federal income tax purposes, then arrangements shall be made to pay them one dollar less than the maximum which each of them would receive without becoming subject to the excise tax or which the Company may pay without losing its deduction; provided, however, such reduction will be made only if it results in them receiving a greater net benefit than they would have received had a reduction not occurred and an excise tax been paid.

FINANCIAL ADVISORY AGREEMENTS

     The Company entered into a letter agreement (the "Letter Agreement") dated March 7, 1997, with Jefferies pursuant to which Jefferies has acted as the Company's exclusive financial advisor in connection with the acquisition of certain assets and liabilities of The Marion Power Shovel Company, a subsidiary of Global Industrial Technologies, Inc. ("Global"), and of certain subsidiaries and divisions of Global that represent Global's surface mining equipment business in Australia, Canada, and South Africa (the "Marion Acquisition"). The Company agreed pursuant to the Letter Agreement to pay Jefferies a one-time retainer fee of $100,000, and a fee of $150,000 for each fairness opinion that Jefferies issues in connection with the Marion Acquisition. However, no fairness opinions were issued in connection with the Marion Acquisition. The

Company will, in addition, pay Jefferies a success fee of $250,000 and all reasonable out-of-pocket expenses incurred by Jefferies in connection with the Letter Agreement. The Letter Agreement also contains standard indemnification provisions whereby the Company will indemnify and hold harmless Jefferies and certain related parties from liabilities arising out of the Letter Agreement. Consummation of the Marion Acquisition was expected to occur on or before August 26, 1997. Consummation of the Offer and the Merger are subject to successful closing of the Marion Acquisition.

     The Company has retained Jefferies to act as its exclusive financial advisor with respect to the Merger pursuant to a letter agreement, dated July 30, 1997 (the "Jefferies Engagement Letter"), between Jefferies and the Company. The Jefferies Engagement Letter provides for the payment to Jefferies by the Company of a retainer advisory fee of $250,000 with respect to the Merger, payable upon execution, and a "success fee" of $1,250,000 payable upon successful consummation of the Merger and related transactions. The Company has also agreed to reimburse Jefferies for Jefferies' out-of-pocket expenses, including fees and expenses of Jefferies' legal counsel. In the event the Company terminates Jefferies' services and completes a transaction similar to the Merger within one year of such termination, the Company agrees to pay to Jefferies the "success fee" referred to above upon consummation of the other transaction. Under the Jefferies Engagement Letter, Jefferies has also been retained to render its opinion as to the fairness of the Merger to the Company's stockholders (the "Fairness Opinion"). Jefferies will receive $250,000 for issuing the Fairness Opinion. In addition, the Company agreed to indemnify Jefferies against certain liabilities, including liabilities arising under federal securities laws. The Jefferies Engagement Letter is a separate and distinct from the Letter Agreement.

     Jefferies has provided financial advisory services to the Company and to entities related to the Company and may in the future provide financial advisory services to the Company or such other entities, for which it has received or expects to receive customary fees. JNL has informed the Company that Jefferies has advised JNL in connection with discussions that JNL has had from time to time to dispose of all or a substantial portion of its equity interest in the Company.

SENIOR NOTES OFFERING

     In connection with the Marion Acquisition and the Merger, the Company is preparing to issue $150 million Senior Notes due 2007 (the "Senior Notes") in a private placement transaction (the "Senior Notes Offering") pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"). The Company presently expects the Senior Notes Offering to commence on August 29, 1997.

     THE SENIOR NOTES DESCRIBED IN THIS SCHEDULE WILL NOT BE REGISTERED UNDER THE SECURITIES ACT, OR ANY STATE SECURITIES LAWS, AND, UNLESS SO REGISTERED, MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS. THIS SCHEDULE 14F-1, AND ANY REFERENCE TO THE SENIOR NOTES HEREIN, SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THE SENIOR NOTES IN ANY STATE OR JURISDICTION WHERE SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE OR JURISDICTION.

     Promptly following consummation of the Marion Acquisition, the Company expects to file with the Commission a Current Report on Form 8-K (the "Marion Acquisition Form 8-K") that will provide certain information concerning the Company and its business that has not otherwise been made public and that will be provided to potential purchasers of the Senior Notes in connection with their consideration of an investment in the Senior Notes. Such information may also be material to a decision by a stockholder of the Company to tender, withdraw, sell on the open market or hold Shares held by such stockholder.

     The net proceeds to the Company from the Senior Notes Offering are estimated to be approximately $145.5 million. Together with borrowings under the Company's Revolving Credit Facility with its bank and available cash, the proceeds of the Senior Notes Offering are expected to be used (i) to refinance the Bridge Loan (as hereinafter defined); (ii) to pay fees and expenses incurred in connection with the Senior Notes Offering; (iii) to refinance the Secured Notes plus accrued interest from June 30, 1997, to the date of redemption; and
(iv) to fund, in part, the purchase of Shares in the Offer in the event that at least 90% of the outstanding Shares are tendered in the Offer and not withdrawn and the Merger becomes effective without a meeting of stockholders of the Company in accordance with the DGCL. In the event that fewer than 90% percent of the outstanding Shares are tendered in the Offer and not withdrawn, AIP Capital Fund, or an affiliate, will loan the Purchaser an amount that, together with the AIP Entities' equity contribution of $143 million, will be sufficient to complete the acquisition of Shares in the Offer and Merger, such loan to be repaid upon consummation of the Merger with a portion of the proceeds of the Senior Notes Offering. Upon consummation of the Senior Notes Offering, the portion of the proceeds being used to refinance the Secured Notes will be applied to such purpose following satisfaction or waiver of certain notice and other procedural requirements applicable to redemption of the Secured Notes. As of August 21, 1997, approximately $64.0 million of the Secured Notes (approximately 97%) were held by JNL. Consummation of the Offer and the Merger are subject to successful consummation of the Senior Notes Offering and consummation of the Senior Notes Offering is subject to consummation of the Offer to Purchase.

BRIDGE LOAN

     The Company financed the Marion Acquisition utilizing an unsecured bridge loan (the "Bridge Loan") funded on August 26, 1997 and provided by PPM America Special Investments Fund, L.P. (the "PPM Fund"), an affiliate of JNL, in the approximate amount of $45 million. A portion of the proceeds of the Senior Notes Offering are intended to be used to refinance the Bridge Loan.

     The Company obtained a commitment dated April 14, 1997 from the PPM Fund to provide the Bridge Loan ("Bridge Loan Commitment"). Upon execution of the Bridge Loan Commitment, the Company paid a $550,000 Proposal and Commitment Fee to the PPM Fund. The Bridge Loan Commitment provides for a fee of $450,000 (the "Facility Fee") to be paid upon execution of the definitive purchase agreement for the Marion Acquisition. The Bridge Loan Commitment provided for a closing date of the Marion Acquisition of not later than July 15, 1997. On June 30, 1997, the Company and the PPM Fund agreed to extend the deadline for the closing date until August 30, 1997 (the "Extension Agreement"). As a condition to the Extension Agreement, however, the PPM Fund required the Company to pay a $337,500 Extension Fee and to pay the $450,000 Facility Fee at the time the Extension Agreement was signed.

     The Bridge Loan matures on February 23, 1998 (180 days from funding) and bears interest at 5% over the Adjusted Eurodollar Rate, as defined in the Bridge Loan.

     The Bridge Loan Commitment was amended as of August 20, 1997 to provide that upon consummation of the Marion Acquisition and the funding of the Bridge Loan, the Company would pay an $800,000 Financing Fee to the PPM Fund and a Bridge Loan Funding Fee of $1.125 million, and additional compensation under the Bridge Loan as follows: (i) if the Bridge loan is outstanding 30 days after funding, the Company will pay a "Maintenance Fee" of $800,000; (ii) if the Bridge Loan is outstanding 90 days after funding, the Company will pay $3,200,000; and (iii) if the Bridge Loan is outstanding at Maturity, the Company will pay $3,200,000. The Company presently anticipates that the Senior Notes Offering will be completed on or prior to September 25, 1997, and, accordingly, that none of the Maintenance or other fees described in this paragraph will be payable.

REGISTRATION RIGHTS AGREEMENT

     Pursuant to the terms of the Second Amended Joint Plan of Reorganization (the "Amended Plan"), under which the Company emerged from Bankruptcy on December 14, 1994, the Company entered into a Registration Rights Agreement (the "Registration Rights Agreement") which grants rights to each person entitled to receive in the aggregate 1,000,000 or more shares of Common Stock (a "Relevant Holder") pursuant to the provisions of the Amended Plan. To the knowledge of the Company, JNL is the only person or entity entitled to the benefits of the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, a Relevant Holder has the right to (a) require the Company under certain circumstances to file a registration statement under the Securities Act, to permit a public offering of Common Stock owned by such Relevant Holders; and (b) participate in certain other registrations of Common Stock under the Securities Act made on behalf of the Company for other holders of Common Stock. Under the terms of the Registration

Rights Agreement, Relevant Holders holding 15% or more of the shares of Common Stock then entitled to the benefits of such agreement may request the Company to file one or more registration statements under the Securities Act with respect to their shares of Common Stock, and the Company is required to use its best efforts to effect such registration provided that the Company generally will not be required to effect more than three such registrations. Relevant Holders also may participate in offerings proposed by the Company. These rights are subject to certain conditions and limitations, among them the right of the Company to postpone for a reasonable period of time (but not exceeding 120 days) the requested filing of a registration statement if the Company determines such registration would interfere with a material corporate transaction, development or other specified matters. Pursuant to the terms of the Registration Rights Agreement, the Company must pay all expenses, other than fees and commissions of underwriters, incident to the registration and sale of shares of Common Stock held by Relevant Holders. The registration rights, if not fully exercised, terminate on December 14, 1999.

OWNERSHIP OF SECURED NOTES

     On December 14, 1994, pursuant to the Amended Plan, the Company issued an aggregate principal amount of $52.1 million of 10.5% Secured Notes due December 14, 1999 (the "Secured Notes") to South Street Corporate Recovery Fund I, L.P., South Street Leveraged Corporate Recovery Fund, L.P., and South Street Corporate Recovery Fund I (International), L.P. (collectively, the "South Street Funds") in exchange for the Company's outstanding Series A 10.65% Senior Secured Notes due July 1, 1995 and Series B 16.5% Senior Secured Notes due January 1, 1996 and the Company's obligations under a sale and leaseback financing arrangement. In 1996, the South Street Funds (other than South Street Corporate Recovery Fund I (International), L.P.) sold approximately $56 million face amount (97%) of the Secured Notes to JNL.

     The Secured Notes accrue interest semi-annually at a rate of 10.5% per annum, if paid in cash, or 13.0% per annum if paid in kind. Interest on the Secured Notes is payable in kind at the discretion of the Company. At June 30, 1997, JNL held approximately $64.0 million of the Secured Notes, or approximately 97% of the $65.8 million of Secured Notes outstanding. The Secured Notes are secured by a security interest on substantially all of the Company's property (other than land and buildings), the Shares of the Company's United States subsidiaries and 65% of the Shares of certain non-United States subsidiaries, subject, however, to a prior security interest in such assets securing not more than $16.0 million of indebtedness.

STOCKHOLDER AGREEMENT

     In connection with the execution of the Merger Agreement, the Parent, the Purchaser and JNL entered into a Stockholder Agreement, dated as of August 21, 1997, (the "Stockholder Agreement"), pursuant to which and subject to the terms thereof, JNL agreed to tender, or cause to be tendered, all shares of the Common Stock of the Company owned by it into the Offer. In the Stockholder Agreement, JNL represented that it owns, in the aggregate, 4,228,382 Shares and $63,963,000 in principal amount of Secured Notes. JNL has agreed to tender all Shares owned by it into the Offer and that it will not withdraw any Shares so tendered.

     Pursuant to the Stockholder Agreement, JNL has granted to the Parent during the term of the Merger Agreement an irrevocable proxy to vote its Shares, or grant a consent or approval in respect of such Shares, in connection with any meeting of the stockholders of the Company (i) in favor of the Merger and (ii) against any action or agreement which would impede, interfere with or prevent the Merger, including any other extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Company and a third party or any other proposal by a third party to acquire the Company.

     During the term of the Stockholder Agreement, JNL has agreed that it will not (subject to certain exceptions) take certain actions with respect to JNL's Shares or Secured Notes that would in any way restrict, limit or interfere with the performance of its obligations pursuant to the Stockholder Agreement. In addition, JNL has agreed to notify the Purchaser of any inquiry JNL receives which might lead to an acquisition of the Company by a third party; and JNL will waive, if requested, the provisions of the Indenture relating to the prior notice of redemption of the Secured Notes, or will agree, immediately following consummation of the Senior Notes Offering (as hereinafter defined) and subject to being indemnified by the Parent and Purchaser, to sell JNL's Secured Notes to the Company at face value plus accrued interest from June 30, 1997 through the date of purchase.

     The Stockholder Agreement terminates upon the earlier of (i) nine months following the date upon which the Merger Agreement is terminated in accordance with its terms, or (ii) the date that the Purchaser pays for JNL's Shares, provided that certain provisions specified in the Stockholder Agreement will survive such termination. Neither party has any other unilateral right to terminate the Stockholder Agreement.

     In the Stockholder Agreement, JNL grants to the Parent an irrevocable option (the "Purchase Option") to purchase the Shares at a purchase price per share of $18.00 per Share, or such higher price as is paid in the Offer (the "Exercise Price"). At any time or from time to time prior to the termination of the Purchase Option, the Parent (or its designee) may exercise the Purchase Option, in whole or in part, if on or after the date thereof, any Third Party (as defined therein) shall have taken certain defined steps that could lead to acquisition of or exercise of control over the Company.

     If, following exercise of the Purchase Option, a person other than the Parent or any of its affiliates acquires a majority of the Shares at a price higher than the Exercise Price (an "Alternative Transaction"), then JNL will be entitled to receive 50% of the Total Profit (as defined) that would be realized by the Parent through participation in the Alternative Transaction.

JOINT PROSECUTION AGREEMENT

     Contemporaneously with the execution of the Stockholder Agreement, the Company and JNL entered into the Joint Prosecution Agreement (the "Joint Prosecution Agreement") relating to various claims the Company and JNL have or may have resulting from the Company's reorganization in 1994 under Chapter 11 of the United States Bankruptcy Code (the "Chapter 11 Reorganization") against the law firm of Milbank, Tweed, Hadley & McCloy ("Milbank") for disgorgement of fees (the "Disgorgement Claim") and other claims (collectively, the "Milbank Claims"). All proceeds of the Milbank Claims will be allocated as follows: (i) first, to pay, or to reimburse the prior payment of, all bona fide third-party costs, expenses and liabilities incurred on or after September 1, 1997 in connection with prosecuting the Milbank Claims (the "Joint Prosecution") including, without limitation, the reasonable fees and disbursements of counsel and other professional advisors, which are to be advanced by JNL; (ii) the next $8.675 million of proceeds from the Milbank Claims, if any, will be paid to JNL, provided that the Company will retain ten percent of the proceeds of the Disgorgement Claim, if any, and will direct payment to JNL of the balance of such proceeds; and (iii) all additional proceeds of the Milbank Claims will be divided equally between JNL and the Company. Notwithstanding the foregoing, the Company shall also receive the benefit of any reduction of any obligation it may have to pay Milbank's outstanding fees if any. JNL will indemnify the Company in respect of any liability resulting from the Joint Prosecution other than in respect of legal fees and expenses incurred prior to September 1, 1997. The Joint Prosecution Agreement will continue in force irrespective of whether the Merger is consummated. The Joint Prosecution may involve lengthy and complex litigation and there can be no assurance whether or when any recovery may be obtained or, if obtained, whether it will be in an amount sufficient to result in the Company receiving any portion thereof under the formula described above.

SETTLEMENT AGREEMENT

     During the pendency of the Chapter 11 Reorganization, JNL filed a claim (the "503(b) Claim") against the Company with the United States Bankruptcy Court, Eastern District of Wisconsin ("Bankruptcy Court") for reimbursement of approximately $3.3 million of professional fees and disbursements incurred in connection with the Chapter 11 Reorganization pursuant to Section 503(b) of the Bankruptcy Code. By order dated June 3, 1996, the Bankruptcy Court awarded JNL the sum of $500. JNL appealed the decision to the United States District Court for the Eastern District of Wisconsin. On June 26, 1997, the District Court denied the appeal as moot but returned the matter to the Bankruptcy Court for further proceedings with leave to appeal again after further determination of the Bankruptcy Court. On July 11, 1997, JNL moved the Bankruptcy Court for relief from the final judgment entered on the 503(b) Claim. Pursuant to a Settlement Agreement between the Company and JNL dated as of August 21, 1997, subject to Bankruptcy Court approval, JNL will settle and release the Company from the 503(b) Claim in consideration of the payment to JNL by the Company of $200,000.

TRANSACTIONS WITH THE AIP ENTITIES FOLLOWING CONSUMMATION OF THE MERGER

     At the close of the Merger, AIP Capital Fund will be paid a fee of $4 million and reimbursed for out-of-pocket expenses in connection with the negotiation of the Merger Agreement and for providing certain investment banking services to the Company including the arrangement and negotiation of the terms of the Senior Notes and for other financial advisory and management consulting services.

     AIP Capital Fund expects to provide substantial ongoing financial and management services to the Company utilizing the extensive operating and financial experience of AIP Capital Fund's principals. AIP Capital Fund will receive an annual fee of $1 million for providing general management, financial and other corporate advisory services to the Company, payable semiannually 45 days after the scheduled interest payment date for the Senior Notes, and will be reimbursed for out-of-pocket expenses. The fees will be paid to AIP Capital Fund pursuant to a management services agreement among AIP Capital Fund, the Company and certain Company affiliates and will be subordinated in right of payment to the Senior Notes.

     AIP Capital Fund has discussed with the Company in broad terms AIP Capital Fund's general policy that stock in the companies acquired by the AIP Entities, or their affiliates, be made available to executive officers of such acquired companies, typically in the form of stock options. However, there is currently no agreement, arrangement or understanding specifically implementing this policy in respect of the Company or management, nor is there expected to be any such agreement, arrangement or understanding until following consummation of the Merger. Following consummation of the Merger, AIP Capital Fund expects to cause the Surviving Corporation to issue and sell additional Shares to certain members of management and to adopt a performance-based stock option plan for management which, in the aggregate, would comprise approximately 10% of the common stock of the Surviving Corporation.

              SECTION 16 BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission ("SEC") and with The Nasdaq Stock Market reports of ownership and changes in ownership of common stock and other equity securities of the Company. Directors, executive officers and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

     Based solely on review of such reports furnished to the Company or written representations that no other reports were required, the Company believes that, during the 1996 fiscal year, all filing requirements applicable to its directors, executive officers and greater than 10% beneficial owners were complied with except two reports on Form 5, each covering one transaction, which were filed late by Mr. Victor and Mr. Radecki, each a director of the Company. In addition, the following individuals and entities failed to file a required Form 3 to report their acquisition of securities arising out of the distribution to them of Common Stock under the Amended Plan in December, 1994: Greycliff Partners; Alfred C. Eckert, III; Mikael Salovaara; South Street Corporate Recovery Fund I, L.P.; South Street Corporate Recovery Fund I (International), L.P.; South Street Leveraged Corporate Recover Fund I, L.P.; SSP Advisers, L.P.; SSP, Inc.; SSP International, Inc.; SSP International Partners, L.P., and SSP Partners, L.P. These failures to file have been corrected by the filing of Form 5's by each of the above-named persons and entities in October, 1996.

     Form 5 is not required to be filed if there are no previously unreported transactions or holdings to report. Nevertheless, the Company is required to disclose the names of directors, executive officers and greater than 10% beneficial owners who did not file a Form 5, unless the Company has obtained a written statement that no filing is required. At the date hereof, the Company has received such written statements from all reporting persons who did not file a Form 5.

                                                                         ANNEX A

                                PARENT DESIGNEES

     The Parent has informed the Company that it will choose the initial Parent Designees from among the persons listed below, which information has been provided to the Company by the Parent.

                NAME                   AGE           PRINCIPAL OCCUPATION AND DIRECTORSHIPS
                ----                   ---           --------------------------------------

W. Richard Bingham...................   62  Mr. Bingham is a Director, the President, Treasurer, and
                                            Assistant Secretary of American Industrial Partners
                                            Corporation. He co-founded AIP Management Co. and has
                                            been a director and officer of AIP Management Co. since
                                            1989. Mr. Bingham is also a director of Sweetheart
                                            Holdings, Inc. ("Sweetheart"), Day International Group,
                                            Inc. and Easco Corporation ("Easco"). He formerly served
                                            on the boards of Avis, Inc., ITT Life Insurance
                                            Corporation and Valero Energy Corporation.
Kenneth J. Diekroeger................   35  Mr. Diekroeger joined the San Francisco office of
                                            American Industrial Partners in 1996 from The Shansby
                                            Group, a private equity investment firm, where he had
                                            been employed since before January 1, 1992, and where he
                                            sourced, executed, and served as a director for several
                                            middle-market investments and buyouts.
Robert J. Klein......................   33  Mr. Klein has been an employee of American Industrial
                                            Partners since 1992. From 1991 to 1992, he was an
                                            associate at The First Boston Corporation and prior
                                            thereto was an associate with Rosecliff, Inc., an
                                            affiliate of Acadia Partners, L.P. Mr. Klein is a
                                            director of Easco, RBX Corporation and SMI Holdings,
                                            Inc.
Kim A. Marvin........................   36  Mr. Marvin is a Director, the Secretary and a Vice
                                            President of both Bucyrus Acquisition Corp. and American
                                            Industrial Partners Acquisition Company, LLC. Mr. Marvin
                                            joined the San Francisco office of American Industrial
                                            Partners in 1997 from the Mergers & Acquisitions
                                            Department of Goldman, Sachs & Co. where he was employed
                                            since 1994.
Kenneth A. Pereira...................   36  Mr. Pereira is a Director and a Vice President of both
                                            Bucyrus Acquisition Corp. and American Industrial
                                            Partners Company, LLC. Mr. Pereira joined the San
                                            Francisco office of American Industrial Partners in 1989
                                            and specializes in the tax and accounting aspects of
                                            acquisitions. He also serves as the Controller of
                                            American Industrial Partners Corporation.
Robert L. Purdum.....................   62  Mr. Purdum is a Director and a Managing Director of
                                            American Industrial Partners Corporation. The Parent
                                            anticipates that Mr. Purdum will become the Chairman of
                                            the Bucyrus Board following the Merger. Mr. Purdum
                                            retired as Chairman of Armco Inc. ("Armco") in 1994.
                                            From November 1990 to 1993, Mr. Purdum was Chairman and
                                            Chief Executive Officer of Armco. Mr. Purdum has been a
                                            director of AIP Management Co. since joining American
                                            Industrial Partners in 1994. Mr. Purdum is also a
                                            director of Holephane Corporation, Berlitz
                                            International, Inc., AIP Management Co., Day
                                            International Group, Inc. and GMI Engineering &
                                            Management Institute, Inc.

                NAME                   AGE           PRINCIPAL OCCUPATION AND DIRECTORSHIPS
                ----                   ---           --------------------------------------
Theodore C. Rogers...................   63  Mr. Rogers is a Director, the Chairman of the Board and
                                            the Secretary of American Industrial Partners
                                            Corporation. He co-founded AIP Management Co. and has
                                            been a director and officer of the firm since 1989. He
                                            is currently a director of Easco, Sweetheart and Derby
                                            International.
Lawrence W. Ward, Jr.................   45  Mr. Ward is a Director and the President of both Bucyrus
                                            Acquisition Corp. and American Industrial Partners
                                            Acquisition Company, LLC. Mr. Ward has been an employee
                                            of American Industrial Partners, since 1992. From 1989
                                            to 1992, he was Vice President and Chief Financial
                                            Officer of Plantronics, Inc., a telecommunications
                                            equipment company. Mr. Ward is currently a director of
                                            Easco, Day International Group, Inc. and RBX
                                            Corporation.

                                      AA-2